SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 27 January 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Change of Regional Reporting Structure dated 17 January 2012

Exhibit No: 99.1

17 January 2012

IHG announces change to regional reporting structure

InterContinental Hotels Group PLC (IHG)  [LON:IHG, NYSE:IHG (ADRs)] is announcing today the change of its regional segmental reporting structure effective from the results for the 12 months to 31 December 2011, which will be reported on 14 February 2012.

The previous regional reporting segments of Americas, Europe Middle East and Africa, and Asia Pacific, will become four segments: Americas, Europe, Asia Middle East and Africa (AMEA), and Greater China.  This change in reporting reflects the implementation of the reorganisation of the business announced in July 2011.  The new structure ensures that IHG is best positioned to derive maximum benefit from its scale and expertise in each geographic region, in order to drive market share.

This change only affects the regional segmental reporting structure of the results; there is no change to the Group level financial statements or operating statistics.

Revenue and operating profit data by quarter for the financial years ending 31 December 2010, 31 December 2009 and the nine months to 30 September 2011 have been restated for the new regional structure.  These, together with other supplementary data for the nine months to 30 September 2011 including system size, pipeline and quarterly revenue per available room (RevPAR), are available to download at www.ihgplc.com/investors/newregionalstructure.

For further information, please contact:

Investor Relations (Catherine Dolton / Isabel Green):            +44 (0) 1895 512176

Media Affairs (Fiona Gornall, Kari Kerr):                                  +44 (0) 1895 512426
                                                                                                         +44 (0) 7770 736849

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation operating seven hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.  IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 61 million members worldwide.

IHG franchises, leases, manages or owns over 4,500 hotels and more than 666,000 guest rooms in 100 countries and territories, and has more than 1,100 hotels in its development pipeline.

IHG is committed to gender balance throughout its business. We aspire to continue retaining a minimum of 25% female representation on the Board.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihgplc or www.youtube.com/ihgplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	27 January 2012